February 14, 2013

VIA EDGAR TRANSMISSION

Andrew Mew Accounting Branch Chief Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0405

Re:

Transportadora de Gas del Sur S.A.
Form 20-F for the fiscal year ended December 31, 2011
Filed April 25, 2012

Response dated January 17, 2013

File No.  001-13396

Dear Mr. Mew,

Transportadora de Gas del Sur S.A. (“we”, the “Company” or “TGS”) has received a comment letter dated January 31, 2013 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s (i) annual report on Form 20-F for fiscal year ended December 31, 2011 (the “Form 20-F”) and (ii) response letter dated January 17, 2013 (the “Response Letter”) to a comment letter dated December 18, 2012 from the Staff.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, italicized text and have provided our responses immediately following each comment.

Terms not defined herein shall have the meaning given in Form 20-F and/or in the Response Letter.

1. We note your response to prior comment 1 that you will revise future disclosure to provide a comprehensive explanation describing the material assumptions considered with respect to your tariff situation. Please also include your assertion, as applicable, that “[undiscounted future cash flows substantially exceeded the net carrying value of property, plant and equipment for its Gas Transportation segment and its Liquid Production and Commercialization segment.]”

In future filings and to the extent applicable, the Company will include the assertion that “undiscounted future cash flows substantially exceeded the net carrying value of property, plant and equipment” for its Gas Transportation segment and/or its Liquid Production and Commercialization segment.

2. We note it is your policy to periodically evaluate the carrying value of your long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In that regard we note your assumptions for impairment testing included “[(i) the implementation of the retroactive tariff increase approved by the Decree would occur by the end of 2012, for which the Company had received two favorable decisions from Argentine Courts and is waiting for the issuance of the new tariff schedule by Ente Nacional Regulador del Gas (“ENARGAS”), (ii) the enactment of the integral renegotiation agreement proposal (the “Renegotiation Agreement”) regarding its License, which was received in October 2011 from the UNIREN and accepted by TGS and (iii) a semi-annual tariff review mechanism that would permit the adjustment of tariffs to reflect movements in general cost indexes.]” With the passage of time and as events and circumstances evolve throughout the year please explain whether or not attaining these assumptions triggered a periodic revaluation of impairment factors. In your response please explain whether you have considered using a probability-weighted approach in considering the likelihood of possible outcomes. If so, please revise your disclosure to include this methodology describing the related assumptions.

The Company periodically evaluates events which could indicate changes in the assumptions considered in performing an impairment test at the end of each fiscal year.   For example, as it was mentioned in the Response Letter, TGS considered developments in 2012 including (among other events and circumstances) legal proceedings to enforce the Decree and the status of the Company’s negotiations with UNIREN in concluding that the undiscounted future cash flows substantially exceeded the net carrying value of property, plant and equipment for its Natural Gas Transportation segment as of September 30, 2012.

We also perform probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test at the end of the year.  TGS considers two different scenarios: 1) that the Company is able to reach an agreement with the Argentine Government regarding a tariff increase (“Scenario 1”); and 2) that the Company is unable to reach an agreement with the Argentine Government, resulting in no tariff increase during the whole extension of its license (“Scenario 2”).  For the impairment test as of December 31, 2012, TGS assigned a probability of occurrence of 95% to Scenario 1, and a probability of occurrence of 5% to Scenario 2.

In performing the analysis for Scenario 1, because the terms of an agreement with the Argentine Government are themselves uncertain, the Company developed three different projected cash flow scenarios based on the timing, nature and modality of TGS’s tariff renegotiation process with the Argentine Government—the base case, the optimistic case, and the pessimistic case—and assigned a portion of the probability of occurrence to each projected cash flow. Specific details of each cash flow scenario were based on: (a) the status of the Company’s negotiations with the Argentine Government, (b) the status of the legal actions initiated by TGS in order to obtain the implementation of the tariff increase included in the Decree, (c) the Company’s current regulatory framework, (d) recent experiences and renegotiation agreements signed by other gas and electricity utility companies and (e) management’s expectations regarding other measures that management believes are likely to be taken by the Argentine Government to deal with the present economic situation of gas and electricity utilities.

These cash flow scenarios include assumptions related to: (i) the implementation of an initial tariff increase as contemplated by the Decree, (ii) the enactment of the Renegotiation Agreement with the UNIREN, which was accepted by TGS (but has not been executed) and which contemplates different magnitudes and timings of the RTI, and (iii) the magnitude and timing of the semi-annual tariff review mechanism that would permit adjustment in the tariff to reflect movements in general cost indices.

In response to the Staff’s comment, the Company will include in future filings additional disclosure regarding the use of probability-weighted analysis to consider the likelihood of occurrence of events and circumstances relating to its impairment assumptions and cash flow projections.

3. We note your response to prior comment 5. For the purposes of this disclosure and in accordance with U.S. GAAP please explain how you apply the concept of lower of cost or market and whether there is a material variation from Argentine GAAP. To the extent there is a variation please explain whether you considered disclosing this difference.

At the end of each year under US GAAP inventories are stated at the lower of market value or cost (determined under the average cost method). In addition, under Argentine GAAP TGS verifies that the recorded value of its inventories is below the market value, at the end of each year. If the recorded value of the inventories exceeds their market value, provisions are made for the difference between the recorded value and the market value. As it was mention in the Response Letter, due to the high turnover of its inventories, the Company determines that the recorded value of its inventories under Argentina GAAP is the monthly average cost. Thus, TGS believes that there is no variation in accounting principles between Argentine GAAP and US GAAP in this regard.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that TGS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses adequately address the questions raised in your letter.  Any questions with respect to the foregoing should be directed to Leandro Perez Castaño at +54 (11) 4865-9050 (extension 1153).

Sincerely,

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer